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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER
    PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

                                  APRIL 3, 2001

                        COMMISSION FILE NUMBER 333-37376

                            REDIFF.COM INDIA LIMITED
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                                 NOT APPLICABLE
                 (TRANSLATION OF REGISTRANT'S NAME INTO ENGLISH)

                           MUMBAI, MAHARASHTRA, INDIA
                 (JURISDICTION OF INCORPORATION OR ORGANIZATION)

                          MAHALAXMI ENGINEERING ESTATE,
                        1ST FLOOR, L. J. FIRST CROSS ROAD
                       MAHIM (WEST), MUMBAI 400 016, INDIA
                                 +91-22-444-9144
                    (ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

     Form 20-F  [X]                     Form 40-F  [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g 3-2(b) under the Securities Exchange Act of 1934.

     Yes  [ ]                           No  [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b).

     Not applicable.

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ITEM 5: Other Events

     On March 22, 2001, Rediff.com India Limited ("Rediff") in a press release announced its decision to make strategic acquisitions, including the acquisition of two U.S. based companies - Value Communications Corporation and India Abroad Publications, Inc., and also indicated likely future financial trends and expectations. A copy of the related press release is attached as Exhibit 99.1 and incorporated herein by reference. On April 2, 2001, Rediff announced the completion of its acquisition of Value Communications Corporation. A copy of the related press release is attached as Exhibit 99.2 and incorporated herein by reference.


ITEM 7: Financial Statements, Pro Forma Financial Information and Exhibits

(c)  Exhibits:

99.1    Press Release dated March 22, 2001.

99.2    Press Release dated April 2, 2001.

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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: April 3, 2001                         REDIFF.COM INDIA LIMITED

                                             By: /s/ Rajiv Warrier
                                                 -----------------------------
                                             Name:  Rajiv Warrier
                                             Title: Chief Financial Officer

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                                  EXHIBIT INDEX

EXHIBIT                    DESCRIPTION OF
NUMBER                     DOCUMENT
-------                    -----------------------------------
 99.1                      Press Release dated March 22, 2001.

 99.2                      Press Release dated April 2, 2001.

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